[Graphic omitted] Ahold                               Press Release

                                                      Royal Ahold
                                                      Corporate Communications




                                                Date: June 9, 2004
                                For more information: +31 75 659 57 20






Sharon Christians pursues her career outside Ahold

Zaandam, The Netherlands, June 9, 2004 -- Sharon Christians, Senior Vice President of Corporate Communications at Ahold, will be leaving the company to pursue her career outside Ahold, effective July 1, 2004.

Sharon Christians joined Ahold in October 2002, having worked at a senior level in corporate communications for multinational companies in Canada, Great Britain and Europe.

Commenting on her departure, President & CEO Anders Moberg said: "Sharon played a key role in helping to steer our company through the most serious crisis in its history. We very much appreciate her involvement and the contribution she made in helping to begin the process of restoring Ahold's reputation. We wish her all the best in her future career."

Sharon Christians commented: "Ahold has been a challenging yet very rewarding experience. I wish the company and all its associates much success as it returns to its deserved position as one of the most respected competitors in the food sector."

Kiki Stiemer, Vice President Management Support, will take operational responsibility for Corporate Communications as interim head of the department. She will combine this temporary role with her present duties.

An announcement on the appointment of a new SVP Corporate Communications will be made later this year.

Ahold Corporate Communications: +31.75.659.5720


                                                 Albert Heijnweg 1, Zaandam
                                                 P.0. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:   +31 (0)75 659 5720
                                                 Fax:     +31 (0)75 659 8302
http://www.ahold.com